SUB-ITEM 77C







Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Global Corporate Defined Opportunity Fund Inc. was held on February 24, 2017 for the purpose of considering andvoting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:


Election of Directors



Nominees                 Votes For                                 Votes
                                                                   Withheld
Carol L. Colman          12,623,086                                125,184
Daniel P. Cronin         12,612,220                                136,050
Paolo M. Cucchi          12,574,083                                174,187